October 28, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Dominic Minore, Esq.

Re:	THL Credit, Inc.

Registration Statement on Form N-2 (File No. 333-175074)

Dear Mr. Minore:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, THL Credit, Inc. (the “Company”) hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on October 28, 2011, at 3:00 p.m., or as soon thereafter as practicable.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

should the Commission or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

THL CREDIT, INC.

By:	/s/ James K. Hunt
James K. Hunt
Chief Executive Officer